Mail Stop 3561

September 25, 2007

Mr. Robert W. Pangia, CEO
Highlands Acquisition Corp.
One Paragon Drive, Suite 125
Montvale, Jersey 07645

>   **Re: Highlands Acquisition Corp.**
>   **Amendment No. 3 to Registration Statement on**
>   **Form S-1**
>   **Filed on September 7, 2007**
>   **File No. 333-143599**

Dear Mr. Pangia:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment two of our letter dated August 24, 2007, and your revisions to page 60 of the most recent amendment. In the summary section, please clearly disclose that management could pursue acquisitions of companies that are a portfolio company of or have otherwise received a financial investment from affiliated funds or are affiliates of officers, directors, or founders.

2.   We have reviewed your response to comment three of our previous letter. We note that the company has added language that it will use the same criteria, with the exception of those that are solely healthcare industry-related, to evaluate business opportunities outside the healthcare industry. Please clarify whether the company is required to first seek healthcare industry business combinations before it seeks an opportunity outside of its focus. If not, please revise to clarify that no healthcare industry business may necessarily be considered for a potential business combination.

Risk Factors, page 24

3.   We note your response to comment six of our previous letter and we reissue in part our prior comment. In the first full risk factor on page 37, please disclose whether the founders, officers or directors, or their affiliates, intend to purchase additional units or shares of common stock from persons in the open market or private transactions. If such persons do intend to make purchases, please discuss how the purchases may impact their ability to determine the outcome of matters requiring stockholder approval, such as a business combination. If such persons do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases, such as whether to influence the shareholder vote to approve a business combination. We may have further comment.

Conflicts of Interest, page 82

4.   We note your additional disclosure that Mr. Warren B. Kanders, through Kanders & Company, presently intends to sponsor a new blank check company. Please provide additional information regarding this proposed company. Please disclose the extent of the organizational activities already performed for this entity beyond initial discussions. To the extent any relevant details are known, they should be disclosed (i.e. offering size, management, underwriters, timetable, etc.).

5.   Please provide more disclosure regarding the conflicts of interest between the company and its officers with any new blank check company. For example, will Messrs. Kanders, Julien, and Baratelli be involved in evaluating a potential business combination for the company that, if rejected, would then be offered to this new blank check company? An additional risk factor may be appropriate. Also, to the extent possible, please disclose which types of investment opportunities must Messrs. Kanders, Julien, and Baratelli first present to the company before this new blank check company? Are there any restrictions or limitations?

Underwriting, page 110

6.   We note your additional disclosure on page 110 that "the underwriters have reserved up to 5% of the units for sale at the initial offering price to persons who are directors, officers or employees of our founders, or who are otherwise associated with us or our founders, through a directed unit program." Please clarify the procedures that the company and/or

underwriters followed in conducting this program. Also disclose the names of the anticipated participants and clarify the meaning of "associated." If other people or entities were contacted about participating, please advise us of this fact. In this regard we are looking for a discussion of who was contacted, by whom, the dates on which they were contacted and any information provided to the investor or potential investor. With respect to the foregoing, please provide the staff with copies of any written materials sent by the company or the underwriter and file any related agreements as exhibits. Also provide a legal analysis supporting this program and any securities offers made pursuant to it. In addition, please confirm whether information relating to the investors' stock purchases would need to be presented in your beneficial ownership tables. We may have further comment.

Financial Statements

Note 5 – Commitments and Related Party Transactions, page F-9

7.   Considering a portion of the private placement warrants will be sold to affiliates of certain directors and officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director

cc: Jeffrey M. Gallant, Esq.
        Fax: (212) 818-8881